UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NUCO2 Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

629428103
(CUSIP Number)

Jonathan Swiss Vice President and Regional General Counsel, Americas The BOC Group, Inc. 575 Mountan Avenue Murray Hill, New Jersey 07974 Telephone Number: (908) 464-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

                          This Amendment No. 3 to Schedule 13D amends that certain Schedule 13D originally filed March 2, 1999 with the Securities and Exchange Commission (the “Commission”) and amended December 27, 2000 and October 4, 2001 (such Schedule, as so amended, being the “Schedule 13D”).

Item 2.    Identity and Background.

                        Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

                        The persons listed in numbers 1 and 2 below are the persons filing the Schedule 13D:

1.	(a) The BOC Group plc (“BOC PLC”), a public limited company organized under the laws of England and Wales.

(b) Chertsey Road, Windlesham Surrey, GU20 6HJ England

Information regarding the directors and executive officers of BOC PLC is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference.

2.	(a) The BOC Group, Inc. (“BOC Delaware”), a corporation incorporated under the laws of the State of Delaware, United States of America.

(b) 575 Mountain Avenue Murray Hill, New Jersey 07974 USA

Information regarding the directors and executive officers of BOC Delaware is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference.

Item 4.    Purpose of Transaction.

                         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

                         On February 28, 2005, BOC Delaware exercised its rights under that certain Stock Purchase Agreement, dated December 7, 2000, between The BOC Group, Inc. and NUCO2 Inc. (the “Issuer”), to have an aggregate of 1,409,319 shares of the Issuer’s common stock beneficially owned by the reporting persons registered under the Issuer’s shelf registration statement, initially filed by the Issuer with the SEC on January 21, 2005, as amended by the Issuer’s amended registration statement filed by the Issuer with the SEC on March 1, 2005, and as may be further amended from time to time (the “Registration Statement”). The reporting persons intend, subject to market conditions, to sell up to the total amount of such shares pursuant to the Registration Statement, either in a registered underwritten public offering or in the market from time to time depending upon market conditions.

Item 6.    Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                         Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

                         The response to Item 4 of the Schedule 13D is incorporated in this Item 6 by reference.

SIGNATURES

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2005

THE BOC GROUP, INC.
By /s/ Jonathan Swiss
Name: Jonathan Swiss
Title: Vice President and Regional General Counsel, Americas

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005

THE BOC GROUP PLC
By /s/ Nick Deeming
Name: Nick Deeming
Title: Group Legal Director and Company Secretary

SCHEDULE I

Directors and Executive Officers of The BOC Group plc

1. Directors
Julie Baddeley
John Bevan
Andrew Bonfield
Guy Dawson
Anthony Eric Isaac
Rob Margetts
Rene Medori
Matthew Miau
Sir Christopher O'Donnell
Anne Quinn
Dr. ‘Raj’ Rajagopal
John L. Walsh
2. Executive Officers
John Bevan	Chief Executive, Process Gas Solutions
Nick Deeming	Group Legal Director and Company Secretary
Stephen Dempsey	Group Director, Corporate Relations
Peter Dew	Group Director, Information Management
Anthony Eric Isaac	Chief Executive
Rob Lourey	Group Human Resources Director
J. Kent Masters	President, Process Gas Solutions, North America
Rene Medori	Group Finance Director
Mark Nichols	Group Director, Business Development
Dr. Raj Rajagopal	Chief Executive, BOC Edwards
John L. Walsh	Chief Executive, Industrial and Special Products

SCHEDULE II

Directors and Executive Officers of The BOC Group, Inc.

1. Directors
Kevin Baudhuin
James Blake
David L. Brooks
Noel Leeson
J. Kent Masters
2. Executive Officers
J. Kent Masters	President and Chief Executive Officer
Kevin Baudhuin	Vice President
Noel Leeson	Vice President
James Blake	Vice President and General Counsel, Secretary
Jonathan Swiss	Vice President and Regional General Counsel
David L. Brooks	Vice President and Chief Financial Officer and Treasurer
James A. Boyce	Assistant Treasurer and Controller - Taxes
Patricia E. Fleming	Assistant Secretary
Marc Holzapfel	Assistant Secretary
Gregory J. Mulligan	Assistant Secretary
David L. Rae	Assistant Secretary
James A. Snyder	Assistant Secretary
Paul E. Stolzer	Assistant Secretary
Jonathan Swiss	Assistant Secretary